QuickLinks -- Click here to rapidly navigate through this document

[DRAXIS LOGO]

Exhibit 99.1

For Immediate Release
January 27, 2003

DRAXIS Serves Notice to Terminate Cytogen's Marketing
Exclusivity for BrachySeed in the U.S.

Mississauga, Ontario—January 27, 2003—DRAXIMAGE Inc., the radiopharmaceutical division of DRAXIS Health Inc. (TSX: DAX; Nasdaq: DRAX), served notice to Cytogen Corporation (Nasdaq: CYTO) on January 24, 2002, that DRAXIMAGE is exercising its rights, under its License and Supply Agreements with Cytogen, to terminate Cytogen's exclusivity with regard to the marketing and distribution of BrachySeed™ implants in the United States. This notice was issued as a direct result of Cytogen's continued failure to meet the minimum annual sales requirements set out in the agreements. DRAXIMAGE further stated in its notice to Cytogen that DRAXIMAGE considers all other aspects of the agreement unchanged and that Cytogen continues to retain the right to market and distribute BrachySeed implants in the U.S. for the treatment of prostate cancer on a non-exclusive basis.

Cytogen subsequently issued a news release indicating that it has provided DRAXIMAGE with notice of termination for each of the License and Distribution and Supply Agreements between the companies. DRAXIMAGE disputes and does not accept that there has been any basis for either of Cytogen's claim or that Cytogen is entitled to terminate the agreements.

In light of the dispute, DRAXIMAGE has taken immediate steps to assure BrachySeed I-125 customers in both the U.S. and Canada that there is and will be no disruption in the ordering, production and supply of BrachySeed I-125 implants to the medical community.

To ensure that there is no confusion in the marketplace DRAXIMAGE has provided U.S. customers with toll free access to its existing and well-established customer service department, which currently is responsible for worldwide order-taking, service and support of the full line of DRAXIMAGE radiopharmaceutical products. DRAXIMAGE has consistently demonstrated better than 98% on-time U.S. delivery of these high quality radiopharmaceuticals to serve the needs of customers in the Nuclear Medicine and Oncology communities. BrachySeed I-125 will continue, as always, to be shipped from DRAXIMAGE directly to the customer.

DRAXIMAGE is fully committed to provide all U.S. BrachySeed I-125 customers the same high levels of service and reliability that have been enjoyed by all DRAXIMAGE customers worldwide for its other Nuclear Medicine products for more than 45 years.

BrachySeed brachytherapy implants were approved and first introduced into the U.S. and Canadian markets in 2001 and the Iodine-125 version of the product has demonstrated steady and consistent growth during the past year. In December 2002 DRAXIMAGE introduced a higher activity range of BrachySeed I-125 to permit radiotherapy of brain and breast tumors, two additional indications for which BrachySeed implants are already approved. BrachySeed™ I-125 and Pd-103 are second generation brachytherapy implants and provide near-perfect dosimetry, currently the only seeds to do so. They have been extensively studied and reported in the peer-reviewed literature and are fully calibrated per the National Institute of Standards and Technology (NIST).

BrachySeed I-125 represents by far the largest portion of sales to date in the DRAXIMAGE brachytherapy product line. DRAXIMAGE understands that BrachySeed I-125 will continue to be available through Cytogen in the U.S. until further notice. BrachySeed I-125 is and will continue to be provided directly through DRAXIMAGE elsewhere. Draximage is, therefore, prepared to step in at anytime that Cytogen is unable to respond to customers' needs. In 2002 DRAXIMAGE had a fulfillment rate in excess of 99% for BrachySeed I-125 and an overnight delivery rate to customers in North America that was greater than 98%.

The manufacture and sale of the palladium version, BrachySeed Pd-103, was suspended in December because sales in the U.S. exclusively through Cytogen were insufficient to warrant the high cost of maintaining a minimum inventory of expensive, rapidly-decaying radioactive palladium-103 and unsold BrachySeed Pd-103 implants. Seven months after the launch of BrachySeed Pd-103, U.S. sales were insufficient, absorbing only a small fraction of available DRAXIMAGE inventories. The exclusivity provisions under the agreements with Cytogen precluded DRAXIMAGE from seeking other means to increase sales and minimize supply chain losses.

Further information regarding DRAXIMAGE, BrachySeed™ and other radiopharmaceutical products for Nuclear Medicine and Oncology, please refer to the DRAXIMAGE website at www.draximage.com or call toll free 1-888-633-5343.

About DRAXIMAGE Inc.

DRAXIMAGE discovers, develops, manufactures and markets diagnostic imaging and therapeutic radiopharmaceuticals for the global marketplace. Products currently marketed by DRAXIMAGE include a line of lyophilized technetium-99m kits used in nuclear imaging procedures, a line of imaging and therapeutic products labeled with a variety of isotopes including radioiodine, and BrachySeed™, a next-generation brachytherapy implant. DRAXIMAGE has several products in late-stage development, including three technetium-99m-based diagnostic imaging products: Fibrimage® for imaging deep vein thrombosis currently in Phase III, Amiscan™ for the early diagnosis of acute myocardial infarct currently in Phase II, and INFECTON™ for imaging infection currently in Phase I.

About DRAXIS Health Inc.

DRAXIS Health Inc. is a specialty pharmaceutical company focused on the development, production, marketing and distribution of radiopharmaceuticals (DRAXIMAGE) and the provision of pharmaceutical contract manufacturing services, specializing in liquid and freeze-dried injectables and other sterile products (DRAXIS Pharma).

Except for historical information, this news release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 as amended, which involve risk and uncertainties that may cause actual results to differ materially from the statements made. Such factors include, but are not limited to, timely regulatory approval of the Company's products, the ability to obtain and enforce effective patents, the establishment and maintenance of new corporate alliances, compliance with appropriate governmental regulations, and other risks detailed from time-to-time in the Company's filings with the US Securities and Exchange Commission and Canadian securities authorities. The Company does not undertake to update such forward-looking statements to reflect new information, later events or developments.

FOR FURTHER INFORMATION PLEASE CONTACT:

For Canada:	For United States:
Jerry Ormiston	Gino De Jesus / Dian Griesel, Ph.D.
DRAXIS Health Inc.	The Investor Relations Group
Phone: 877-441-1984	Phone: 212-825-3210
Fax: 905-677-5494	Fax: 212-825-3229

QuickLinks

  Exhibit 99.1